UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2019
(In thousands of dollars)

Assets

Cash	$ 5,733
Securities and cash segregated and on deposit for federal and other regulations	3,231
Financial instruments owned, at fair value	9,445
Securities purchased under agreements to resell	402,091
Receivables:	
Clients (net of allowance for doubtful accounts)	57,458
Interest	504
Fees and other	63
Receivables from affiliated companies	12,571
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $14,635	881
Other assets	584
Total assets	$ 492,561

Liabilities and stockholder's equity

Financial instruments sold, not yet purchased, at fair value	1,301
Taxes Payable	490
Interest Payable	121
Payable to clients	7
Other liabilities and accrued expenses	257,543
Accrued compensation and benefits	1,570
Payables to affiliated companies	5,450
	266,482
Subordinated liabilities	150,000
Stockholder's equity:	
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)	1
Additional paid-in capital	1,438,890
Accumulated deficit	(1,362,812)
Total stockholder's equity	76,079
Total liabilities and stockholder's equity	$ 492,561

See accompanying notes.

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